UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 15

CERTIFICATE AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-7699

FLEETWOOD ENTERPRISES, INC.

(Exact name of registrant as specified in its charter)

3125 Myers Street, Riverside, California 92503-5527

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Common stock, $0.01 par value

Preferred share purchase rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, FLEETWOOD ENTERPRISES, INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated:	August 23, 2010	By:	/s/ Andrew M. Griffiths
		Name:	Andrew M. Griffiths
		Title:	Senior Vice President and Chief
Financial Officer